April 30, 2020

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Gabor

Re:	Iterum Therapeutics plc
Amendment No. 1 to Registration Statement on Form S-1
Filed April 9, 2020
File No. 333-237326

Ladies and Gentlemen:

On behalf of Iterum Therapeutics plc (the “Company”), submitted herewith is Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 filed by the Company on March 20, 2020 (the “Registration Statement”).

Amendment No. 2 is being submitted in part to respond to comments contained in a letter, dated April 23, 2020 (the “Letter”), from the Staff (the “Staff”) of the Office of Life Sciences of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Corey Fishman, the Company’s Chief Executive Officer, relating to Amendment No. 1 to the Registration Statement. Reference is also made to the letter, dated April 4, 2020 (the “April 4th Letter”), from the Staff relating to the Registration Statement. The responses contained herein are based on information provided to us by representatives of the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 2. Capitalized terms used herein but not defined have the meanings ascribed to them in Amendment No. 2 to the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 filed April 9, 2020

Cover Page

1.

We note your response to prior comment 2 [in the April 4th Letter] and that you are registering an “indeterminate number of ordinary shares that may be issued from time to time issuable upon exchange of the 6.500% Exchangeable Senior Subordinated Notes.…”

Securities and Exchange Commission

Division of Corporation Finance

April 30, 2020

It appears that you may be relying on Rule 416, which is available to register shares issuable upon stock splits, dividends and certain anti-dilution provisions. Accordingly, please revise the prospectus to disclose the number of ordinary shares that you are registering or advise.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the fee table on the cover page of Amendment No. 2.

2.

With reference to the eighth paragraph on the coverpage, please tell us why you are requiring U.S. investors to agree to treat the Royalty-Linked Notes as contractual rights to receive payments from you and not as indebtedness or equity for purposes of their U.S. federal income taxes. In this regard, we note that the preceding sentence of your disclosure highlights that the tax consequences of these notes are “subject to substantial uncertainty.” Also, tell us whether, and if so, how this undertaking would apply to subsequent purchasers of the notes.

Response: When the tax treatment of an instrument is subject to uncertainty or different interpretations, it is not uncommon for the instrument to contain an agreement among the parties as to the intended tax treatment because the holders and issuer want assurances that the parties will report consistently for tax purposes. Accordingly, the Private Placement Investors and the Company desired to provide the intended tax treatment of the Royalty-Linked Notes in the indenture. Because this provision is contained in the indenture, it applies to the Private Placement Investors and to the purchasers of the Royalty-Linked Notes in the Rights Offering, as well as to any subsequent purchasers of the Royalty-Linked Notes.

3.

With reference to your risk factor disclosure on page 34 concerning original issue discount (OID), please revise the coverpage and/or Summary sections to highlight, if true, that purchasers may need to recognize taxable income or gains and owe tax payments regardless of whether there is actual cash flow to purchasers from royalties in those same years. Also indicate whether investors will receive a Form 1099-OID to inform them and the IRS of how much interest is received in a given tax year.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and pages 13 and 137 of Amendment No. 2. Please note that this risk factor only applies with respect to the Exchangeable Notes, which are treated as debt for U.S. federal income tax purposes. There should be no OID with respect to the Royalty-Linked Notes because the indenture provides that the Royalty-Linked Notes will be treated as contractual rights to receive payments and not as debt for U.S. federal income tax purposes. Accordingly, holders of the Royalty-Linked Notes should not be required to recognize income for U.S. tax purposes until they actually receive payments under the Royalty-Linked Notes. Because the Royalty-Linked Notes are not being treated as debt for U.S. tax purposes, investors will not receive a Form 1099-OID with respect to the Royalty-Linked Notes. Forms 1099-OID will be issued to investors and the IRS with respect to the Exchangeable Notes by the applicable withholding or paying agents if required by applicable U.S. tax laws.

Securities and Exchange Commission

Division of Corporation Finance

April 30, 2020

The Royalty-Linked Notes, page 14

4.

We note your response to prior comment 4 [in the April 4th Letter] and that the maximum number of Royalty-Linked Notes that may be issued is 3,000,000. Please revise your disclosure to quantify the maximum total dollar amount payable pursuant to the Royalty-Linked Notes.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 15 and 97 of Amendment No. 2.

General

5.

With respect to the royalty-linked notes, please revise your disclosure to clarify whether the revenues, or rights to the revenues, will be segregated into a separate pool of dedicated assets for the notes. In addition, please clarify whether Iterum Bermuda, as issuer of the royalty-linked notes, will own any assets from which payment on the notes will be made. For example, please revise your disclosure to clarify whether Iterum Bermuda will be assigned the contractual rights to royalty payments from the subject indications, or if those rights will remain with Iterum Therapeutics or another affiliated entity.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 42 and 103 of Amendment No. 2.

6.

We note your response to prior comment 5 [in the April 4th Letter]. Please provide us analyses explaining why it is appropriate to refer to the Royalty-Linked securities in the prospectus as (i) “notes” and (ii) “debt” securities, particularly in light of your discussion concerning investor’ tax treatment and the carve-out in counsel’s legal opinion.

Response: The Royalty-Linked Notes are a note form of debt obligation analogous to other royalty finance obligations structured as private loans. Rather than have one investor purchase a single loan representing all royalty finance obligations, the Royalty-Linked Notes allow many investors to purchase portions of the aggregate royalty finance obligations. Because the market recognizes analogous royalty finance obligations as types of debt obligations, the Royalty-Linked Notes should similarly be recognized as, and we believe will be generally understood by the market as, debt obligations. This conclusion is confirmed by the fact that the Royalty-Linked Notes have general characteristics of debt instruments, including principal and fixed maturity. Thus, as with instruments setting forth other debt obligations of this type, it is appropriate to describe the instrument setting forth the debt obligations as “notes.”1

[1]

The carve-out in our legal opinion regarding the characterization of the Royalty-Linked Notes is also typical of our legal opinions, and, we understand, the legal opinions of other law firms, in royalty finance transactions.

Securities and Exchange Commission

Division of Corporation Finance

April 30, 2020

The U.S. tax treatment of the Royalty-Linked Notes is not determinative of the characterization of the Royalty-Linked Notes in the prospectus. It is not uncommon for a security to have a tax treatment that is different from its treatment for other, non-tax purposes. It is also not uncommon for a security to have different tax treatment in the U.S. and foreign jurisdictions. We note that the Royalty-Linked Notes will be treated as indebtedness for Irish tax purposes, which is consistent with the characterization of the Royalty-Linked Notes in the prospectus.

7.

Please tell us your basis for not providing separate financial statements for Iterum Bermuda as well as the three guarantor entities identified in the Table of Additional Registrants. If applicable, please refer to the guidance provided in the Division’s Financial Reporting Manual, Sections 2500 and 2510.

Response: The Company has four subsidiaries that are co-registrants under the Registration Statement: Iterum Therapeutics Bermuda Limited (“Iterum Bermuda”), Iterum Therapeutics International Limited (“Iterum International”), Iterum Therapeutics US Limited (“Iterum U.S.”) and Iterum Therapeutics US Holding Limited (together with Iterum International and Iterum U.S., the “Subsidiary Guarantors”). The Company does not believe that it is required to present separate financial statements under Rule 3-10 of Regulation S-X (“Rule 3-10”) for any of the subsidiary co-registrants included in the Registration Statement and instead has satisfied its obligations under Rule 3-10 and Sections 2500 and 2510 of the Division’s Financial Reporting Manual by including disclosure in Note 15 to its financial statements (“Note 15”) included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and incorporated by reference into the Registration Statement, and in the Description of Exchangeable Notes and Description of Royalty-Linked Notes in the prospectus.

Sections 2500 and 2510.1 of the Division’s Financial Reporting Manual and Rule 3-10(d) provide that financial statements of the issuer or any subsidiary guarantor are not required when a subsidiary issues debt or debt-like securities and both its parent company and one or more other subsidiaries of that parent company guarantee those securities if: the issuer and all subsidiary guarantors are 100% owned by the parent company guarantor; the guarantees are full and unconditional; the guarantees are joint and several; and the parent company’s financial statements are filed as required under Rules 3-01 and 3-02 of Regulation S-X and include a footnote with the condensed consolidating financial information required by Rule 3-10(d)(4).

Securities and Exchange Commission

Division of Corporation Finance

April 30, 2020

Note 5 to Rule 3-10(d) further provides that the condensed consolidating financial information required by Rule 3-10(d)(4) may be excluded if instead the parent company’s financial statements include a footnote stating, if true, that the parent company has no independent assets or operations, the subsidiary issuer is a 100% owned finance subsidiary of the parent company, the parent company has guaranteed the securities, all of the parent company’s subsidiaries other than the subsidiary issuer have guaranteed the securities, all of the guarantees are full and unconditional, and all of the guarantees are joint and several, in addition to the narrative disclosures specified in paragraphs (i)(9) and (i)(10) of Rule 3-10. The Company confirms that it meets all of the requirements above and has included disclosure to that effect in Note 15:

•	Iterum Bermuda is a 100% owned “finance subsidiary” of the Company under Rule 3-10 with no independent function other than financing activities.

•	The Company has no independent assets or operations, and its operations are conducted solely through its subsidiaries, each of which (other than Iterum Bermuda) is a Subsidiary Guarantor.

•

The Company and the Subsidiary Guarantors have each provided a full and unconditional guarantee of Iterum Bermuda’s obligations under the Exchangeable Notes and the Royalty-Linked Notes, and each of the guarantees constitutes the joint and several obligations of the applicable guarantor.

•	The Subsidiary Guarantors are 100% directly or indirectly owned subsidiaries of the Company.

•	There are no significant restrictions upon the Company’s or the Subsidiary Guarantors’ ability to obtain funds from their subsidiaries by dividend or loan.

•	None of the assets of Iterum Bermuda or the Subsidiary Guarantors represent restricted net assets pursuant to Rule 4-08(e)(3).

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 937-7206 or e-mail at brian.johnson@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Brian A. Johnson

Brian A. Johnson

cc:	Corey Fishman, Iterum Therapeutics plc